Exhibit 99.1

Jumia reports Third Quarter 2021 results

Accelerating usage growth

Orders increased by 28% year-over-year

Annual Active Consumers increased by 8% year-over-year

GMV increased by 8% year-over-year

Lagos, November 16, 2021 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the third quarter ended September 30, 2021.

Results highlights for the third quarter 2021

	For the three months ended September 30
	As reported		YoY	As reported	Constant currency	YoY
In USD million, except percentages	2020	2021	Change	2020	2021	Change
Annual Active Consumers (million)	6.7	7.3	8.1%	n.a.	n.a.	n.a.
Orders (million)	6.6	8.5	28.0%	n.a.	n.a.	n.a.
GMV	220.4	238.1	8.1%	220.4	239.9	8.9%
TPV	56.0	64.5	15.1%	56.0	65.8	17.4%
TPV as % of GMV	25.4%	27.1%		25.4%	27.4%

Gross Profit	27.1	25.5	(5.7)%	27.1	25.7	(5.1)%
Fulfillment expense	(19.4)	(22.0)	13.3%	(19.4)	(22.1)	13.6%
Gross Profit after Fulfillment expense	7.6	3.5	(54.0)%	7.6	3.6	(52.7)%
Sales and Advertising expense	(7.3)	(24.0)	227.9%	(7.3)	(24.0)	228.4%
Technology and Content expense	(7.4)	(9.4)	27.3%	(7.4)	(9.4)	26.6%
G&A expense, excluding SBC	(22.9)	(25.2)	10.0%	(22.9)	(24.9)	8.7%
Adjusted EBITDA	(27.0)	(52.5)	94.3%	(27.0)	(52.0)	92.6%
Operating Loss	(33.3)	(64.0)	92.6%	(33.3)	(63.7)	91.4%

“We are pleased to see growth acceleration during the third quarter of 2021 across all reported usage KPIs. Orders for the quarter reached an all-time high of 8.5 million, accelerating by 28% year-over-year, the fastest growth rate of the past 7 quarters. Annual Active Consumers reached 7.3 million, up 8% year-over-year. As a result of the acceleration in consumers and orders, we are reaching an inflection point in the GMV trajectory leading to an increase in GMV of 8% year-over-year, reaching $238mm,” commented Jeremy Hodara and Sacha Poignonnec, Co-Chief Executive Officers of Jumia. “Our growth acceleration strategy initiated at the end of the second quarter of 2021 is starting to pay off. We are making investments in Sales & Advertising and Technology to further enhance consumer education, brand consideration as well as the relevance and convenience of our platform. We believe that these investments are long-term in nature and that accelerating growth will ultimately contribute to profitability, leveraging the strong efficiency gains achieved throughout 2020 and the first half of 2021. We are more than ever confident about the strong growth potential of our markets and our ability to build a growing business across e-commerce and fintech activities.”

THIRD QUARTER 2021- BUSINESS HIGHLIGHTS

1.	UPDATE ON USAGE GROWTH INITIATIVES

In the third quarter of 2021, we continued executing on the growth acceleration strategy initiated at the end of the second quarter of 2021, with increased investments to support consumer acquisition and retention. We are operating across all areas of the business with a focus on these objectives and have outlined below updates on selected growth initiatives.

Sales and Advertising

We continued ramping-up our Sales & Advertising investments across marketing channels. While online performance marketing spend continues to command the largest share of our marketing investments, we are shifting an increased proportion towards top-of-the funnel initiatives, both online and offline, compared to the 2020 levels.

Online marketing

●	We are increasing our investments in online marketing channels, predominantly Facebook and Google, while constantly seeking to optimize the efficiency of these investments. A major change in online marketing, and Facebook marketing in particular, has been the move to a full-funnel approach. This consists of going beyond bottom-of-the-funnel, direct-response ads, into brand awareness campaigns to broaden our audience reach and drive new user adoption. To increase the efficiency of our investments, our data science teams are working very closely with Facebook to enhance campaign structure and brand awareness KPIs, including ad recall uplift, app installs and content views.
●	We are building a leading network in Africa of influencers and Key Opinion Leaders (KOLs) on social media. In the month of September, 2021, our network counted over 260 active KOLs across Africa. In the third quarter of 2021, we rolled out a proprietary KOLs management platform that allows us to acquire, manage, track and compensate KOLs in a fully automated manner thereby helping us scale this channel in an effective manner. While our KOLs network is an essential channel for brand awareness and consumer education it is also a meaningful asset of the Jumia platform, as it allows us to connect brands and sellers with the relevant KOLs in Africa for their specific sectors and audiences.

Offline marketing

●	We are ramping-up investments in offline channels with targeted out-of-home campaigns to increase our reach in strategic yet under-penetrated geographical areas. We are also organizing ad-hoc offline activation campaigns in conjunction with relevant commercial events, as was the case earlier in August in the North Coast of Egypt for the launch of Jumia Food in the country.

Consumer incentives

●	We are also deploying consumer incentives to support both consumer acquisition and loyalty dynamics. These incentives include targeted free shipping campaigns on certain product categories, price reductions on selected items or categories and vouchers offered to specific consumer segments to drive acquisition, loyalty as well as JumiaPay adoption. In the third quarter of 2021, we deployed our newly launched AI-powered CRM growth tool that allows us to retarget specific customer cohorts with tailored incentives based on their purchase history and user signals (e.g. Jumia Food customers conversion into Jumia physical goods e-commerce, product cross-selling, etc.) across geographies.

Commercial

●	The third quarter of 2021 was marked by the week-long Brand Festival campaign, which took place in September. The event saw the participation of almost 80 brands, including blue chip international brands such as Nivea, L’Oreal, Coca-Cola, American Eagle, Oppo, Samsung and many more. The majority of participating brands experienced at least triple-digit GMV growth during the event compared to their weekly GMV average since July 1st, 2021, which demonstrated the event’s commercial success.
●	The expansion of the grocery category within ‘everyday products’ remains a key priority, leveraging both our e-commerce platform for planned purchases and our on-demand platform, Jumia Food, for ad-hoc needs.
o	On the e-commerce front, a key success factor to capture planned purchases in the grocery category is the ability to cover the full product spectrum of the grocery basket estimated at around 15,000 to 20,000 Stock Keeping Units (SKUs). To expand our assortment and enhance margins in this category, we are leveraging our first-party capabilities and gradually shifting our relationships with key Fast-Moving Consumer Goods (FMCG) brands from a marketplace to a retail model.
o	On the on-demand front, we continue to progress on the roll-out of dark stores leveraging (i) our e-commerce expertise, including our warehouse management and picking systems, (ii) our on-demand dispatching and fulfillment expertise, as well as (iii) our existing relationships with key FMCG and grocery sellers.

2.	JUMIAPAY UPDATE
●	We continued releasing more products and features to enhance both consumer and merchant experience on JumiaPay.
o	We initiated the roll-out of the “1-click” and “recurring” payment features to provide an even faster payment experience for consumers as well as allow merchant-initiated transactions, such as automatic payments for subscriptions.
o	On the merchant front, we rolled out an improved merchant settlement module alongside an automated dispute resolution center. Our extensive range of value-added services and features while currently only available for merchants within the Jumia ecosystem, will also be available to third-party merchants using the JumiaPay checkout solution.
●	In parallel, we continued expanding the range of digital and financial services available to consumers on the JumiaPay app. In Nigeria for example, customers are now able to book bus tickets via the JumiaPay App, including a proprietary seat mapping selection which will be rolled out in other markets in the near future. In Egypt, we added multiple new billers, including several universities to which students may now pay their tuition fees online via the JumiaPay app as well as a major Arabic content streaming platform, Shahid.

3.	MONETIZATION UPDATE: Logistics services to third parties
●	Our newly launched offering of logistics services to third parties is experiencing very strong momentum, posting yet another volume record reaching 2.9 million packages shipped during the third quarter of 2021, more than doubling quarter-on-quarter, on behalf of 766 clients. The business reached a major milestone in the third quarter of 2021, with quarterly revenue generated from this activity reaching $1 million.
●	Logistics-as-a-service clients during the quarter included:
o	Galana Oil, a leading oil marketing company in Kenya involved in the import and distribution of petroleum products. It also operates a network of service stations across Kenya under the DELTA brand name. Galana is collaborating with Jumia to expand its logistics capacity to serve its sales outlets and third-party clients across Kenya.
o	Platinum S.A., a multi-brand distributor and the sole distributor for Kellogg’s in Ivory Coast. It partnered with Jumia to complement its in-house fleet capacity to serve wholesale and modern trade clients across the country.
o	Kamioun, a leading FMCG distributor in Tunisia, partnered with Jumia as a delivery solution provider to serve its retailers in the greater Tunis area, enabling faster scaling and improved customer experience.

4.	IMPACT INITIATIVES
●	In an effort to increase Internet connectivity further, Jumia partnered with UNICEF to support Giga, a global initiative to connect every school in Africa to the Internet and every young person to information, opportunity and choice. Jumia’s data science capabilities will offer Giga insights into the economic benefits of increased connectivity, supporting the case for increased public and private investment in Africa. Jumia will also share anonymized data to help map school locations and connectivity across key Giga countries. In Nigeria, Jumia and Giga will also work on two prototypes for digital payment mechanisms to make school connectivity procurement more transparent and efficient. Giga has already mapped over 920,000 schools and its connectivity around the world has connected nearly 3,000 schools, including 1,221 in Africa.
●	As part of our efforts to promote small and medium-sized enterprise financial inclusion, we continue developing our financial services marketplace powered by JumiaPay. On this platform, we connect our sellers with third-party financial institutions, helping them access credit by leveraging their business data on an anonymized basis for credit scoring purposes. We continued to see robust uptake by sellers of these lending solutions. In the third quarter of 2021, 489 loans were disbursed, more than doubling year-over-year, and benefiting 354 unique sellers, a 55% increase year-over-year.
●	In Ghana, Jumia partnered with Solar Taxi, a modern eco-friendly mobility company, to provide an affordable and eco-friendly delivery solution. The partnership forms part of Jumia’s plan to achieve a greener footprint through the use of clean and sustainable renewable energy where appropriate.

SELECTED OPERATIONAL KPIs

1.	Marketplace KPIs

	For the three months ended			For the nine months ended
	September 30,		YoY	September 30,		YoY
	2020	2021	Change	2020	2021	Change
Annual Active Consumers (million)	6.7	7.3	8.1%	6.7	7.3	8.1%
Orders (million)	6.6	8.5	28.0%	19.8	22.8	14.8%
GMV (USD million)	220.4	238.1	8.1%	680.9	660.5	(3.0)%

●	Annual Active Consumers reached 7.3 million in the third quarter of 2021, up 8% year-over-year, supported by a strong acceleration in new consumer additions during the quarter.
●	Orders reached 8.5 million, the highest ever number of quarterly orders, up 28% year-over-year. The growth trends by product category illustrate the success of the strategic focus on everyday product categories, supported by increased marketing investments:
o	The fastest growing category in terms of items sold was FMCG, which posted the highest ever volume number, almost doubling on a year-over-year basis. This increase is attributable to strong momentum in the grocery sub-category, which we are currently developing. The second fastest growing category in terms of items sold was Food Delivery, growing by almost 40% year-over-year. Food Delivery posted its highest ever quarterly volume with over 2 million orders, surpassing the previous record registered in the fourth quarter of 2020.
o	Phones and Electronics, while showing some early signs of stabilization with flat volume growth, continue to be affected by global supply disruption, including global chipset shortages.
●	GMV was $238.1 million, up 8% on a year-over-year basis and 9% on a constant currency basis. This points to early signs of GMV inflection, with all product categories growing in GMV terms on a year-over-year basis, with the exception of Phones and Electronics. In terms of trends by product category, we observed the following:
o	Continued diversification of GMV in favor of everyday categories, in line with our strategy to serve both the occasional and daily needs of our customers. Phones and Electronics went from accounting for 43% of GMV in the third quarter of 2020 to 36% of GMV in the third quarter of 2021.
o	The fastest growing category in GMV terms was the JumiaPay digital and financial services which almost doubled on a year-over-year basis, supported by the strong growth in consumer financial services. The second fastest growing category in GMV terms was FMCG, which increased by over 50% on a year-over-year basis, mirroring the strong volume growth in this category.

2.	JumiaPay KPIs

	For the three months ended			For the nine months ended
	September 30,		YoY	September 30,		YoY
	2020	2021	Change	2020	2021	Change
TPV (USD million)	56.0	64.5	15.1%	154.2	172.8	12.1%
JumiaPay Transactions (million)	2.3	3.0	33.9%	6.9	8.2	17.5%

●	TPV increased by 15% year-over-year and 17% on a constant currency basis, reaching $64.5 million in the third quarter of 2021, supported by the growth in GMV, in JumiaPay app services in particular. On-platform penetration of JumiaPay as a percentage of GMV reached a new high of 27.1% in the third quarter of 2021 up from 25.4% in the third quarter of 2020 as we focus on increasing the penetration of JumiaPay in a disciplined and gradual manner.
●	JumiaPay Transactions reached 3.0 million in the third quarter of 2021, increasing by 34% year-over-year, the fastest Transactions growth rate of the past 5 quarters. JumiaPay Transactions growth was supported by accelerating volume growth across the business, in the Food Delivery category in particular.

Overall, 35.7% of Orders placed on the Jumia platform in the third quarter of 2021 were completed using JumiaPay, compared to 34.1% in the third quarter of 2020.

SELECTED FINANCIAL INFORMATION

	For the three months ended			For the nine months ended
	September 30,		YoY	September 30,		YoY
(USD million)	2020	2021	Change	2020	2021	Change
Revenue	39.3	42.7	8.5%	110.0	115.9	5.3%
Marketplace revenue	27.3	25.3	(7.3)%	74.3	75.8	2.0%
Commissions	10.1	8.1	(20.5)%	27.8	26.5	(4.6)%
Fulfillment	9.6	8.8	(8.2)%	25.1	25.7	2.2%
Marketing & Advertising	1.8	2.0	14.3%	5.3	6.6	24.1%
Value Added Services	5.7	6.3	10.7%	16.2	17.1	5.8%
First Party revenue	11.5	16.2	41.1%	34.5	37.0	7.1%
Other revenue	0.6	1.2	113.2%	1.2	3.1	157.0%

Gross Profit	27.1	25.5	(5.7)%	73.0	76.9	5.3%

Fulfillment expense	(19.4)	(22.0)	13.3%	(56.0)	(58.2)	4.0%
Sales and Advertising expense	(7.3)	(24.0)	227.9%	(25.1)	(50.8)	102.8%
Technology and Content expense	(7.4)	(9.4)	27.3%	(23.1)	(26.1)	13.0%
General and Administrative expense ("G&A")	(26.9)	(34.3)	27.5%	(94.7)	(98.8)	4.3%
of which Share Based Compensation ("SBC")	(4.0)	(9.2)	127.0%	(13.5)	(22.5)	66.9%
G&A expense, excluding SBC	(22.9)	(25.2)	10.0%	(81.2)	(76.2)	(6.1)%

Adjusted EBITDA	(27.0)	(52.5)	94.3%	(102.5)	(126.7)	23.6%

Operating loss	(33.3)	(64.0)	92.6%	(122.9)	(156.2)	27.2%

Revenue

●	Marketplace revenue reached $25.3 million in the third quarter of 2021, down 7% on a year-over-year basis.
o	Commission revenue reached $8.1 million, down 21% year-over-year. Commission revenue is net of consumer incentives in the form of promotional discounts, which increased from $0.9 million in the third quarter of 2020 to $5.1 million in the third quarter of 2021. Strategic use of consumer incentives on selected products or categories is a core part of our growth acceleration strategy.
o	Fulfillment revenue reached $8.8 million, down 8% year-over-year. Fulfillment revenue is net of consumer incentives in the form of shipping discounts and free shipping campaigns, which increased from $0.6 million in the third quarter of 2020 to $1.2 million in the third quarter of 2021.
o	Value Added Services revenue reached $6.3 million, increasing by 11% year-over-year. This was a result of increased volumes on our platform and hence higher shipping contributions collected from sellers as well as increased take-up by sellers of our warehousing services.
o	Marketing & Advertising revenue increased by 14%, supported by robust seller take-up of our ad solutions. We have doubled the number of monthly seller ad campaigns in the third quarter of 2021 compared to the monthly average of the first half of the year. This effect was partly offset by generally tighter budgets from third-party advertisers and agencies in particular.

o	Other revenue was up 113% year-over-year reaching $1.2 million, largely attributable to the strong momentum of our logistics-as-a-service offering which reached the milestone of $1 million revenue in the third quarter of 2021.
●	First Party revenue reached $16.2 million, accelerating by 41% in the third quarter of 2021 compared to the third quarter of 2020. We undertook more business on a first party basis during the quarter, largely within the FMCG category and the grocery sub-category in particular, to further expand our assortment in these categories. To support usage growth, we also deployed more consumer incentives in the form of promotional discounts. First party revenue is net of such consumer incentives which reached $1.3 million in the third quarter of 2021, compared to $0.5 million in the third quarter of 2020.

Gross Profit

Gross profit decreased by 6% from $27.1 million in the third quarter of 2020 to $25.5 million in the third quarter of 2021. Gross profit is net of consumer incentives, which we consider as growth investments and which increased from $2.0 million in the third quarter of 2020 to $7.5 million in the third quarter of 2021. On a constant currency basis, Gross profit in the third quarter of 2021 decreased by 5% year-over-year.

Fulfillment Expense

●	Fulfillment expense increased by 13% year-over-year while Orders accelerated by 28% over the same period, as we maintain focus on logistics costs efficiencies.
●	During the third quarter of 2021, Gross profit after Fulfillment expense reached $3.5 million compared to $7.6 million in the third quarter of 2020. This was a result of an increase in consumer incentives, which we regard as growth investments. Consumer incentives increased from $2.0 million in the third quarter of 2020 to $7.5 million in the third quarter of 2021.
●	Lastly, the pass-through of our Fulfillment expense, measured as the ratio of the sum of Fulfillment and Value Added Services revenue over Fulfillment expense, decreased from 79% in the third quarter of 2020 to 69% in the third quarter of 2021, largely as a result of our decision to reduce the shipping pass-through to customers.

Sales and Advertising Expense

Sales and Advertising expense reached $24.0 million in the third quarter of 2021, up 228% year-over-year and up 57% compared to the third quarter of 2019. We picked up the pace of marketing investments in June 2021 and maintained a similar level of monthly marketing investments throughout the third quarter of 2021 to reignite the growth engine on the back of 18 months of reduced marketing expense. The increase in marketing investments was implemented across marketing channels, with 60% of the increase allocated to online performance marketing across the full consumer journey funnel. The remaining 40% was allocated to offline media and video advertising which were largely curtailed in 2020.

Technology and Content Expense

Technology and Content expense increased by 27% to $9.4 million in the third quarter of 2021 from $7.4 million in the same period last year, as we increased our technology investments to support the growth of our e-commerce and payment activities.

General and Administrative Expense

General & Administrative expense, excluding SBC, reached $25.2 million in the third quarter of 2021, up 10% on a year-over-year basis. This trend was mostly attributable to an uptick in staff costs as we strengthened the management bench in selected areas of the business to support growth.

Operating loss

●	Adjusted EBITDA loss was $52.5 million in the third quarter of 2021, up 94% year-over-year, mostly as a result of increased growth investments in the form of Sales and Advertising and Technology and Content investments.
●	Operating loss was $64.0 million, up 93% year-over-year, in line with the increase in Adjusted EBITDA loss.
●	On a constant currency basis, Adjusted EBITDA loss and Operating loss increased by 93% and 91%, respectively.

Cash Position

At the end of September 30, 2021, we had a liquidity position of $583.6 million comprised of $185 million of cash and cash equivalents and $399 million of financial assets. Cash used in operating and investing activities, excluding investments in financial assets, was $46.7 million. Cash utilization was supported by a positive working capital effect of $7.1 million as a result of an increase in payables relating to the uptick in first party activity as well as a shorter receivables cycle.

GUIDANCE

We are focused on accelerating usage growth on our platform alongside the development JumiaPay and are investing in our business to that effect. In the fourth quarter of 2021, we expect to increase our investments in Sales and Advertising, Technology and staff costs expenses as compared to the fourth quarter of 2020.

The ongoing COVID-19 pandemic as well as the ensuing macroeconomic challenges result in substantial uncertainty concerning our operating environment and financial outlook. This may be further exacerbated by instances of social protests or political disruption, as experienced in South Africa in July 2021 for example.

CONFERENCE CALL AND WEBCAST INFORMATION

Jumia will host a conference call today, November 16, 2021 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:

US Toll Free: 888-506-0062

International: 973-528-0011

UK Toll Free: 0800 520 0845

Entry Code: 464174

A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/

An archived webcast will be available following the call.

(UNAUDITED)

Consolidated statement of comprehensive income as of September 30, 2020 and 2021

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
In thousands of USD	2020	2021	2020	2021
Revenue	39,302	42,657	110,027	115,886
Cost of revenue	12,227	17,126	37,047	39,013
Gross profit	27,075	25,531	72,980	76,873
Fulfillment expense	19,436	22,017	56,010	58,236
Sales and advertising expense	7,321	24,004	25,053	50,803
Technology and content expense	7,417	9,439	23,093	26,095
General and administrative expense	26,932	34,339	94,652	98,765
Other operating income	777	222	3,150	881
Other operating expense	5	2	174	78
Operating loss	(33,259)	(64,048)	(122,852)	(156,223)
Finance income, net	1,209	1,872	3,339	21,914
Finance costs	5,292	4,289	7,127	8,317
Loss before Income tax	(37,342)	(66,465)	(126,640)	(142,626)
Income tax expense	905	98	1,560	70
Loss for the period	(38,247)	(66,563)	(128,200)	(142,696)
Attributable to:
Equity holders of the Company	(38,173)	(66,549)	(127,994)	(142,669)
Non-controlling interests	(74)	(14)	(206)	(27)
Loss for the period	(38,247)	(66,563)	(128,200)	(142,696)
Other comprehensive income/loss to be classified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations - net of tax	26,717	10,643	58,311	(24,541)
Other comprehensive income / (loss) on net investment in foreign operations - net of tax	(21,672)	(10,807)	(55,264)	8,097
Other comprehensive income / (loss) on financial assets at fair value through OCI	—	(503)	—	(503)
Other comprehensive income / (loss)	5,045	(667)	3,047	(16,947)
Total comprehensive loss for the period	(33,202)	(67,230)	(125,153)	(159,643)
Attributable to:
Equity holders of the Company	(33,095)	(67,226)	(124,908)	(159,635)
Non-controlling interests	(107)	(4)	(245)	(8)
Total comprehensive loss for the period	(33,202)	(67,230)	(125,153)	(159,643)

(UNAUDITED)

Consolidated statement of financial position as of December 31, 2020 and September 30, 2021

	As of
	December 31,	September 30,
In thousands of USD	2020	2021
Assets
Non-current assets
Property and equipment	20,308	18,750
Intangible assets	542	381
Deferred tax assets	125	894
Other non-current assets	1,688	1,552
Other financial assets	—	396,686
Total Non-current assets	22,663	418,263
Current assets
Inventories	8,221	9,930
Trade and other receivables	13,146	13,495
Income tax receivables	779	1,379
Other taxes receivables	3,782	2,850
Prepaid expenses	12,761	8,507
Other financial assets	—	1,990
Term deposits and other current assets	1,215	1,015
Cash and cash equivalents	373,931	184,947
Total Current assets	413,835	224,113
Total Assets	436,498	642,376
Equity and Liabilities
Equity
Share capital	219,843	231,754
Share premium	1,478,230	1,736,469
Other reserves	143,871	156,957
Accumulated losses	(1,566,600)	(1,637,880)
Equity attributable to the equity holders of the Company	275,344	487,300
Non-controlling interests	(447)	(451)
Total Equity	274,897	486,849
Liabilities
Non-current liabilities
Non-current borrowings	9,750	8,578
Deferred tax liabilities	61	9
Provisions for liabilities and other charges – non-current	442	612
Deferred income – non-current	1,019	1,009
Total Non-current liabilities	11,272	10,208
Current liabilities
Current borrowings	3,638	3,486
Trade and other payables	75,770	70,376
Income tax payables	14,026	13,238
Other taxes payable	12,662	15,584
Provisions for liabilities and other charges	39,004	37,919
Deferred income	5,229	4,716
Total Current liabilities	150,329	145,319
Total Liabilities	161,601	155,527
Total Equity and Liabilities	436,498	642,376

(UNAUDITED)

Consolidated statement of cash flows as of September 30, 2020 and 2021

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
In thousands of USD	2020	2021	2020	2021
Loss before Income tax	(37,342)	(66,465)	(126,640)	(142,626)
Depreciation and amortization of tangible and intangible assets	2,228	2,401	6,869	7,043
Impairment losses on loans, receivables and other assets	397	52	3,972	2,078
Impairment losses on obsolete inventories	237	(304)	676	365
Share-based payment expense	4,037	9,160	13,490	22,516
Net (gain)/loss from disposal of tangible and intangible assets	1	1	12	31
Change in provision for other liabilities and charges	(3,167)	(745)	4,527	1,081
Lease modification (income)/expense	(65)	(20)	(64)	(27)
Interest (income)/expenses	253	317	421	1,053
Net foreign exchange (gain)/loss	4,827	2,301	4,903	(12,862)
Net (gain)/loss on financial instruments at fair value through profit or loss	—	147	—	147
Impairment losses on financial assets at fair value through OCI	—	53	—	53
(Increase)/Decrease in trade and other receivables, prepayments and VAT receivables	3,299	2,594	10,643	233
(Increase)/Decrease in inventories	1,242	1,529	368	(2,339)
Increase/(Decrease) in trade and other payables, deferred income and VAT payables	227	3,554	1,560	17,405
Income taxes paid	(526)	(578)	(1,570)	(1,774)
Net cash flows used in operating activities	(24,352)	(46,003)	(80,833)	(107,623)
Cash flows from investing activities
Purchase of property and equipment	(511)	(788)	(1,516)	(2,740)
Proceeds from disposal of property and equipment	—	—	3	11
Purchase of intangible assets	(548)	(7)	(559)	(25)
Interest received	592	79	733	190
Movement in other non-current assets	1	(21)	86	73
Movement in term deposits and other current assets	(454)	15	68,832	182
Movement in other financial assets	—	(399,379)	—	(399,379)
Net cash flows (used in) / from investing activities	(920)	(400,101)	67,579	(401,688)
Cash flows from financing activities
Interest settled - financing	21	(18)	(31)	(47)
Payment of lease interest	(378)	(388)	(1,107)	(1,177)
Repayment of lease liabilities	(640)	(1,260)	(3,429)	(4,234)
Equity transaction costs	(140)	(53)	(479)	(7,600)
Capital contributions	—	—	—	348,646
Proceeds from exercise of share options	301	63	622	63
Net cash flows (used in) / from financing activities	(836)	(1,656)	(4,424)	335,651
Net decrease/increase in cash and cash equivalents	(26,108)	(447,760)	(17,678)	(173,660)
Effect of exchange rate changes on cash and cash equivalents	2,892	(4,948)	(483)	(15,324)
Cash and cash equivalents at the beginning of the period	195,734	637,655	190,679	373,931
Cash and cash equivalents at the end of the period	172,518	184,947	172,518	184,947

Forward Looking Statements

This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS and Other Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Consumers, Orders and GMV. We define Annual Active Consumers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:

Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.

We believe that Annual Active Consumers is a useful indicator for adoption of our offering by consumers in our markets.

Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.

GMV corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.

We use Annual Active Consumers, Orders and GMV as some of many indicators to monitor usage of our platform.

Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.

We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by consumers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.

JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.

We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.

We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•	Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.

The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(USD million)	2020	2021	2020	2021
Loss for the period	(38.2)	(66.6)	(128.2)	(142.7)
Income tax expense	0.9	0.1	1.6	0.1
Net Finance costs / (income)	4.1	2.4	3.8	(13.6)
Depreciation and amortization	2.2	2.4	6.9	7.0
Share-based payment expense	4.0	9.2	13.5	22.5
Adjusted EBITDA	(27.0)	(52.5)	(102.5)	(126.7)

Constant currency data

Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.

Constant currency metrics are calculated using the average monthly exchange rates for each month during 2020 and applying them to the corresponding months in 2021, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.

The following table sets forth the constant currency data for selected metrics.

	For the three months ended September 30
	As reported		YoY	As reported	Constant currency	YoY
In USD million, except percentages	2020	2021	Change	2020	2021	Change
GMV	220.4	238.1	8.1%	220.4	239.9	8.9%
TPV	56.0	64.5	15.1%	56.0	65.8	17.4%
TPV as % of GMV	25.4%	27.1%		25.4%	27.4%

Gross Profit	27.1	25.5	(5.7)%	27.1	25.7	(5.1)%
Fulfillment expense	(19.4)	(22.0)	13.3%	(19.4)	(22.1)	13.6%
Gross Profit after Fulfillment expense	7.6	3.5	(54.0)%	7.6	3.6	(52.7)%
Sales and Advertising expense	(7.3)	(24.0)	227.9%	(7.3)	(24.0)	228.4%
Technology and Content expense	(7.4)	(9.4)	27.3%	(7.4)	(9.4)	26.6%
G&A expense, excluding SBC	(22.9)	(25.2)	10.0%	(22.9)	(24.9)	8.7%
Adjusted EBITDA	(27.0)	(52.5)	94.3%	(27.0)	(52.0)	92.6%
Operating Loss	(33.3)	(64.0)	92.6%	(33.3)	(63.7)	91.4%